

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,

Defendants.

Case No.: 03-L-1253

REPLY MEMORANDUM OF T. ROWE PRICE AND AIM
IN SUPPORT OF MOTION TO DISMISS

Plaintiffs openly concede that if they have alleged *any* misrepresentations or omissions of material fact, their class action is barred by SLUSA. Thus, on the very first page of their Memorandum in Opposition, they pose this question, rhetorically, and give this answer:

> First, have Plaintiffs alleged that defendants made any misrepresentations or omissions of material fact? If so, their class action is barred by SLUSA.

Plaintiffs then spend most of the next 24 pages trying to convince this Court, counter-intuitively, that this is merely a negligence case.[1] In fact, even a cursory examination of the First Amended Complaint ("the Complaint") shows that a serious claimed misrepresentation lies at the very heart of this case, to wit: that Defendants consciously, *in contravention of their prospectuses,*

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[1] They write:

> This case is about Defendants' negligent failure to prevent a practice known as "market timing" in their mutual funds.

Memorandum in Opposition, p.3.

chose to use stale prices in valuing their fund shares, thus disfavoring long-term shareholders, whom they purported to protect, and favoring market-timing traders.[2]

This is, accordingly, not merely a negligence case — this is a case of alleged intentional, deliberate misrepresentation, omission or misleading statements by Defendants, made, in the Plaintiffs' own words, "with utter indifference and conscious disregard" for the Plaintiffs' investments and "willfully and wantonly.. *See, e.g.*, para. 77 as to T. Rowe Price and para. 90 as to AIM, respectively. If ever there were a claim of intentional misconduct, this is it — regardless of how Plaintiffs attempt to gloss over this fact. Additionally, the conduct complained of constitutes a "manipulative or deceptive device" within the meaning of the federal securities laws. For either or both of these reasons, this action is barred by SLUSA. Plaintiffs' Memorandum in Opposition, in attempting to present this as merely a negligence case, is in direct conflict with the actual Complaint.

The Complaint examined

Para. 38 of the Complaint alleges that Defendants "by *choosing to use stale prices* in valuing their fund shares and setting their daily NAVs ... have exposed long term shareholders to market timing traders..." (emphasis supplied). This is nothing less than an accusation of intentional wrongdoing and conduct contrary to what Defendants represented that they were doing. To the same effect, see also para. 44.

Para. 67 of the Complaint explicitly invokes the T. Rowe Price prospectus:

> The fund expressly states in its prospectus that it seeks to achieve its goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

Coupling that with para. 72, the Complaint alleges that:

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[2] As Chief Judge Easterbrook of the Seventh Circuit described it, this is an action for "fraudulently or manipulatively increase[ing] investors' exposure to arbitrage." *Kircher II*, discussed *infra* pp. 5-6.

Defendants *knew ... that the closing prices* for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund *did not represent fair value ...*" (emphasis supplied).

See paras. 80 and 85 for the same point as to AIM.

In other words, what Plaintiffs are, in truth, complaining about (however artfully pleaded in an attempt to get around SLUSA) is that Defendants represented, in their prospectuses and other literature, that they were properly calculating NAV and properly valuing their portfolio securities when, in fact, they were not. Stated another way, Defendants led investors to believe that they were "in the corner" of the long-term investor and against the short-term market timer when, in fact, the opposite was true.

Para. 77 of the Complaint then accuses T. Rowe Price of acting "with utter indifference and conscious disregard" for Plaintiffs' investment, and, further, that they "willfully and wantonly" breached their duties to Plaintiffs. This is the stuff of fraud, not negligence, and is the very target of SLUSA preclusion. See para. 90 for the same point as to AIM.

Other paragraphs of the Complaint confirm that this is a case of misrepresentation, omission or misleading statements: we refer this Court to paras. 6 and 10 of the Complaint, the venue allegations, each of which states that:

> ... the activities complained of herein occurred, in whole or in part, in Madison County, Illinois.

What, the Court might well ask, do Plaintiffs contend occurred in Madison County? Answer: communications to investors, by means of the prospectus and other literature, which promulgated the central alleged misrepresentation — certainly not the valuation of portfolio securities, which occurred at the home offices of T. Rowe Price and AIM in Maryland and Texas, respectively. Thus, in order to sustain venue, Plaintiffs necessarily must concede that this case is really about the prospectuses, sales literature and other documents issued by Defendants, each of which contained or furthered the central misrepresentation.

Para. 17 of the Complaint alleges that Defendants "have been tremendously successful in *convincing* investors such as plaintiffs to hold their fund shares by *urging* investors to invest for the long term." This "convincing" or "urging" is the very essence of a representation or, as the Plaintiffs would have it, a misrepresentation, i.e. Defendants misrepresented that they were acting for the long-term investor and against the short-term market timer. *See also* paras. 70 and 83 as to the false "holding out" by Defendants.

Moreover, the Complaint falls within the preclusive ambit of SLUSA for the additional reason that it alleges a "manipulative or deceptive device or contrivance" within the meaning of the federal securities laws. For instance, the Complaint alleges that although T. Rowe Price and AIM marketed the funds with the "stated goal of providing long term capital growth to investors", they, in actuality, *chose* to use stale prices with "conscious disregard" for the interests of long term shareholders, exposing long term shareholders to market-timing traders. *See, e.g.*, paras. 67, 80, 38, and 44. *See also* paras. 72, 85 ("[d]efendants *knew* ... *that the closing prices for the foreign securities* represented in the ... Fund and used by Defendants to calculate NAV for said Fund *did not represent fair value* ...") (emphasis supplied).

In sum, the Complaint gives the lie to Plaintiffs' protestations in their Memorandum in Opposition that this case is, at its core, merely a negligence case — it is nothing of the kind. Lest there be any doubt that this is not merely a negligence case, the Complaint seeks punitive damages, which, as a matter of Illinois law, cannot be awarded for negligent conduct. *See* "WHEREFORE: clauses on pp. 23, 24, 25, 28 and 29-30 of the Complaint. *Loitz v. Remington*

Arms Co., 138 Ill. 2d 404, 563 N.E. 2d 397 (1990); *Tucker v. Illinois Power Co.*, 232 Ill. App. 3d 15, 597 N.E.2d 220 (Ill. App. Ct. 5th Dist. 1992).

The views of the judges who have previously considered this issue

Judge Herndon of the District Court for the Southern District of Illinois (now Chief Judge Herndon) and Chief Judge Easterbrook of the Court of Appeals for the Seventh Circuit both concluded that the Complaint (or its exact analogue) alleged misrepresentations and, accordingly, was precluded by SLUSA. We do not wish to burden this Court with a repetition of those views but simply add the following by way of clarification:

1. Judge Herndon stated unequivocally, in this very case, that he presumed that if this case were to be remanded to Madison County it would be dismissed, since all of the requirements for SLUSA preclusion were met. *See* Memorandum and Order of May 23, 2007.[3] The only reason he did not dismiss it himself was because there had been a procedural flaw in the removal of the case to his Court. And in a companion identical case (*Potter*), he held that there was subject matter jurisdiction in the federal court and that the case was, in fact, barred by SLUSA. That case was remanded on other grounds.

2. Chief Judge Easterbrook in another companion identical case (*Kircher*) analyzed the same complaint as at bar, filed by the same lawyers, and held that all of the requisites for SLUSA preclusion were met. Although his Opinion was vacated by the Supreme Court for lack of appellate jurisdiction (improper removal), his analysis is instructive on SLUSA preclusion and is entitled to careful consideration by this Court. Thus, in *Kircher* v. *Putnam Funds Trust* ("Kircher II"), 403 F.3d 478, 484 (2005), vac.og., 126 S. Ct. 2145 (2006) Chief Judge Easterbrook wrote:

[3] "If, however, the remand orders are permitted to stand, the Court will remand the instant claims to state court for ultimate resolution of the issue of whether the claims are precluded under SLUSA and, *presumably, dismissed pursuant to the statute*." (citation omitted) (emphasis supplied).

> Could the SEC maintain an action under § 10(b) and Rule 10b-5 against mutual funds that fraudulently or manipulatively increased investors' exposure to arbitrage? Suppose the funds stated in their prospectuses that they took actions to prevent arbitrageurs from exploiting the fact that each fund's net asset value is calculated only once a day. That statement, if false (and known to be so), could support enforcement action, for the deceit would have occurred in connection with investors' purchases of the funds' securities.

3. Finally, Mr. Justice Stevens, writing for the Supreme Court, expressly endorsed the Seventh Circuit's view on preclusion and went on to add that SLUSA should be given the broadest possible reading. Thus, he wrote:

> A narrow reading of the statute would undercut the effectiveness of the 1995 Reform Act and thus run contrary to SLUSA's stated purpose ....

Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit, 126 S. Ct. 1503, 1513-14 (2006).

Plaintiffs' Cases

Plaintiffs' cases are inapposite. *Dudley* does not address the SLUSA bar.

Further, unlike the defendants in *Paru*, Defendants here contend that SLUSA governs because the Complaint alleges that they misrepresented what they were doing in valuing the portfolio holdings of the funds.

Finally, *Xpedior*, as Plaintiffs' counsel has acknowledged, misconstrues SLUSA. *Xpedior* held (341 F. Supp. 2d at 266 and 268):

> [A] complaint is preempted under SLUSA only when it asserts (1) an explicit claim of fraud (e.g., common law fraud or fraudulent inducement), or (2) other garden-variety state law claims that "sound in fraud."

First, *Xpedior* is contrary to what Plaintiffs state is the test for the application of SLUSA – "have Plaintiffs alleged that defendants made any misrepresentations or omissions of material fact." *See* p.1 above. That statement, rather than *Xpedior*, is the test for applying SLUSA in this case. Under SLUSA's plain language the factual allegations in a complaint (not the legal theory) are controlling. Here, Plaintiffs allege misrepresentations by Defendants as well as a reckless use of valuation procedures which allowed market-timing, contrary to the statements in the prospectuses. *See* pp. 7-8 of initial Memorandum in Support.

Second, *Xpedior* is contrary to Plaintiffs' counsel's concession in the recent oral argument in *Potter* that SLUSA bars non-fraud claims, such as claims for negligent misrepresentation (Transcript, p.137):

> If this were a – if we were saying they negligently misrepresented something to somebody, that would be covered by SLUSA, we don't deny that, and that's what was talked about at the end of the Supreme Court argument with Justice Stephens.

Third, *Xpedior* is contrary to rulings of federal courts of appeal that a complaint's allegation of misrepresentations triggers coverage of SLUSA even when the misrepresentations are not essential requirements of the plaintiffs' legal theory. *See, e.g., Rowinski v. Salomon Smith Barney, Inc.*, 398 F.3d 294, 300 (3d Cir. 2004); *Dudek v. Prudential Securities, Inc.*, 295 F.3d 875, 879-80 (8th Cir. 2002). It is also contrary to rulings in Illinois federal courts on whether SLUSA bars non-fraud claims. *See, e.g., Rabin v. JPMorgan Chase & Co.*, 2007 U.S. Dist. LEXIS 57437, at **16-22 (N.D. Ill. Aug. 3, 2007) (relying on Judge Herndon's decision in *Potter*).

Conclusion

This action is barred by SLUSA.

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By: 

Raymond R. Fournie, #3126094
Glenn E. Davis, #6184597
Lisa M. Wood, #6202911
Jacqueline Ulin Levey, 6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC., AIM
INTERNATIONAL FUNDS, INC. AND
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 26th day of September, 2007:

George A. Zelcs
KOREIN TILLERY
205 North Michigan Plaza, Suite 1950
Chicago, IL 60601

Stephen M. Tillery
Christine J. Moody
KOREIN TILLERY
505 N. 7th Street, Suite 3600
St. Louis, MO 63101

Robert L. King
505 N. 7th Street, Suite 3600
St. Louis, MO 63101

Klint Bruno
LAW OFFICES OF KLINT BRUNO
209 South LaSalle Street, Suite 701
Chicago, IL 60604

ATTORNEYS FOR PLAINTIFFS




AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

November 19, 2007


SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2007
WASH, D.C.
200
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463) Cause No. 03-L-1253

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Reply Memorandum of T. Rowe Price and AIM In Support of Motion To Dismiss** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth

END

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